SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2002

CRUCELL N.V.
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant's name in English)

(Address of Principal Executive Offices)

Archimedesweg 4
2333 CN Leiden
The Netherlands

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __   No X__

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82- N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRUCELL N.V.

Date: May 16, 2002

By: ______________________________
Name: Leonard Kruimer
Title: Chief Financial Officer (Chief Accounting Officer)

CRUCELL AND NIH TO DEVELOP EBOLA VACCINE

Leiden, The Netherlands, 16 May 2002 - Dutch antibody and vaccine company Crucell N.V. (NASDAQ, Euronext CRXL) today announced it has entered into a Cooperative Research and Development Agreement with the Vaccine Research Center of the National Institute of Allergy and Infectious Diseases (NIAID), one of the institutes of the National Institutes of Health (NIH), to jointly develop a vaccine against Ebola. The NIH is the prime medical research institute of th United States of America.

The vaccine will be based on Crucell's novel proprietary vaccination platform, AdVac™. This vaccine will be produced on Crucell's human designer cell line PER.C6™. AdVac™ will be equipped with optimized Ebola genes that have been created by researchers from the NIAID.

AdVac™ allows for safe and potent vaccines that can be produced in large quantities. The technology builds on a revolutionary adenovirus-based vaccination vector that has been optimized to efficiently present antigens to the human immune system. '*Crucell aims to roll out AdVac™ as the industry's vaccine vector of choice and sees the collaboration with the NIH as an important step towards realizing this goal. NIH is world renowned for its knowledge and expertise in the research and development of Ebola vaccines.'* said Dr. Jaap Goudsmit, Crucell's Senior Vice President Vaccine Research.

Researchers at the NIAID led by Dr. Gary Nabel, Director of the Vaccine Research Center, have taken first steps towards creating an Ebola vaccine by developing an experimental adenovirus-based vaccine. This experimental vaccine was capable of preventing Ebola fever in monkeys. AdVac™ enables this vaccine to be further developed into a potent product.

Under the terms of the agreement Crucell obtains an option on exclusive worldwide commercialization rights to the Ebola vaccine resulting from this collaboration. The Ebola vaccine is targeted towards travelers, government officials, military personnel and people living in Ebola endemic areas in Africa. In addition, the vaccine could provide protection from the lethal virus in the event of biological warfare.

Ebola virus induces Ebola fever, one of the deadliest diseases known to man. Outbreaks of Ebola fever have occurred in Africa in recent years, resulting in hundreds of casualties. Currently no vaccines are available to prevent infection or to treat humans who are infected with the Ebola virus.

About Crucell

Dutch biotechnology company Crucell discovers and develops antibody and vaccine products against cancer, inflammatory and infectious diseases.

The company licenses products to (bio)pharmaceutical companies for which it receives upfront and annual payments, milestones and royalties.

Crucell is currently developing antibodies against different types of cancer and has additional programs in inflammation, diabetes and cardiovascular diseases. Crucell will leverage its proprietary MAbstract™ technology to discover new targets and antibodies.

Crucell's CD 46 antibody against various types of cancers is licensed to Centocor, a Johnson & Johnson company. Crucell retains the commercial rights for Europe for this product.

Merck & Co. has obtained the exclusive rights to use Crucell's PER.C6™ human cell line for the production of the key adenoviral vector of its experimental HIV vaccine. Merck & Co. is currently conducting Phase I/II trials for this vaccine.

The company has furthermore developed a new flu vaccine production system, based on its patented human cell system PER.C6™. PER.C6™ is widely embraced by the industry for the production of viral vectors and vaccines.

Crucell shares trade on the NASDAQ and Euronext. Crucell is based in Leiden, The Netherlands. Crucell currently employs 180 people.

For further information please contact:

Crucell N.V.
Ronald Brus
Executive VP Business Development
Tel. +31-(0)71-524 8723
Fax. +31-(0) 71-524 8702
r.brus@crucell.com

Hill & Knowlton Nederland B.V.
Arie Bos
Tel. +31-(0)20- 404 4707
Fax.+31-(0)20 – 644 9736
abos@hillandknowlton.com

Noonan Russo Ltd
Veronica Sellar
Tel. +44-(0)20-7726 4452
Fax. +44-(0)20-7726 4453
v.sellar@noonanrusso.co.uk

Noonan Russo U.S.
Mary Claire Duch
Tel. +1-212-696 4455 ext.238
Fax. +1-212-696 9180
m.duch@noonanrusso.com